                                                            EXHIBIT 99.(A)(1)(I)

                          Offer to Purchase for Cash

                    Up to 15,002,909 Shares of Common Stock

                                      of

                            RARE MEDIUM GROUP, INC.

                                      at

                              $0.28 Net Per Share

                                      By

                            AP/RM ACQUISITION, LLC


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
              TUESDAY, MAY 7, 2002, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON THE SATISFACTION OF CERTAIN TERMS AND CONDITIONS DESCRIBED IN SECTION 12--"CONDITIONS OF THE OFFER."

   THE OFFER IS BEING MADE PURSUANT TO A STIPULATION OF SETTLEMENT RELATING TO THE PUTATIVE CLASS ACTION SUIT, IN RE RARE MEDIUM GROUP, INC. SHAREHOLDERS LITIGATION, C.A. NO. 18879-NC, BROUGHT BY HOLDERS OF RARE MEDIUM'S COMMON STOCK CHALLENGING RARE MEDIUM'S PREVIOUSLY PROPOSED PLAN OF MERGER WITH MOTIENT CORPORATION, WHICH HAS BEEN TERMINATED. SEE SECTION 10-- "BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN AGREEMENTS; PLANS FOR THE COMPANY."

                                   IMPORTANT

   Any holder desiring to tender all or any portion of the shares of Common Stock owned by such holder should either (i) complete and sign the accompanying Letter of Transmittal or a copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered shares of Common Stock, and any other required documents, to the Depositary named herein, (ii) tender such shares of Common Stock pursuant to the procedures for book-entry transfer set forth in
Section 3--"Procedures for Tendering Shares of Common Stock," or (iii) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. Any holder whose shares of Common Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such shares of Common Stock.

   Any holder who desires to tender shares of Common Stock and whose certificate(s) evidencing such shares of Common Stock are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such shares of Common Stock by following the procedures for guaranteed delivery set forth in Section 3--"Procedures for Tendering Shares of Common Stock."

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related tender offer materials may be obtained at no cost from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee.

                               -----------------


                     The Dealer Manager for the Offer is:

                           Jefferies & Company, Inc.

April 9, 2002

                               TABLE OF CONTENTS

                                                                                           Page
                                                                                           ----
TABLE OF CONTENTS.........................................................................   i

SUMMARY TERM SHEET........................................................................  ii

INTRODUCTION..............................................................................   1

THE TENDER OFFER..........................................................................   2

Section 1.  Terms of the Offer............................................................   2

Section 2.  Acceptance for Payment, Proration and Payment for Shares of Common Stock......   3

Section 3.  Procedures for Tendering Shares of Common Stock...............................   4

Section 4.  Withdrawal Rights.............................................................   7

Section 5.  Certain United States Federal Income Tax Consequences.........................   8

Section 6.  Price Range of Shares of Common Stock; Dividends..............................   9

Section 7.  Certain Information Concerning the Company....................................   9

Section 8.  Certain Information Concerning AP/RM Acquisition..............................  14

Section 9.  Source and Amount of Funds....................................................  15

Section 10. Background and Purpose of the Offer; Certain Agreements; Plans for the Company  15

Section 11. Effects of the Offer on the Market for the Shares of Common Stock.............  18

Section 12. Conditions of the Offer.......................................................  18

Section 13. Certain Legal Matters; Regulatory Approvals...................................  19

Section 14. Fees and Expenses.............................................................  20

Section 15. Miscellaneous.................................................................  21

SCHEDULE I  Information Concerning the Directors and Executive Officers of
            Apollo Capital Management IV, Inc. and AIF IV Management, Inc................. I-1

                              SUMMARY TERM SHEET

   AP/RM Acquisition, LLC ("AP/RM Acquisition") is offering to buy up to 15,002,909 shares of Rare Medium Group, Inc. ("Rare Medium") common stock. The tender price is $0.28 per share, in cash. The offer is being made pursuant to a Stipulation of Settlement (the "Settlement Agreement") relating to the putative class action suit, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879-NC, brought by holders of Rare Medium's common stock challenging Rare Medium's previously proposed plan of merger with Motient Corporation, which has been terminated. Set out below are some of the questions you, as a stockholder of Rare Medium, may have and answers to those questions.

   The information in this summary term sheet is not complete. This Offer to Purchase and the accompanying Letter of Transmittal contain additional important information. We urge you to carefully read all of the material about our offer that is sent to you before you decide whether to accept our offer.

..   Who is offering to buy my securities?

   Our name is AP/RM Acquisition, LLC. We are a Delaware limited liability company formed for the purpose of investing in Rare Medium. We are a newly-formed limited liability company and have not conducted any business other than in connection with the offer. We are affiliated with Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC (the "Apollo Stockholders"), which currently are stockholders of Rare Medium. As of April 5, 2002, the Apollo Stockholders owned 12,709,499 shares, or approximately 19.5% of Rare Medium's outstanding common stock, all of the 38,765,848 shares of Rare Medium's non-voting common stock, all of the 1,073,007 outstanding shares of Rare Medium's series A convertible preferred stock and all of Rare Medium's series 1-A and 2-A warrants. These securities, collectively, entitle the Apollo Stockholders to approximately 29.9% of the voting power of the outstanding securities of Rare Medium. Assuming that all currently outstanding shares of series A convertible preferred stock are converted and all series 1-A and 2-A warrants are exercised, the Apollo Stockholders would own approximately 44.4% of Rare Medium's voting common stock and approximately 60.6% of Rare Medium's voting and non-voting common stock combined. After the consummation of the offer, if all 15,002,909 shares of common stock are tendered and accepted for purchase, we and the Apollo Stockholders would own approximately 49.9% of the voting power of Rare Medium, and if all currently outstanding shares of series A convertible preferred stock are converted and all series 1-A and 2-A warrants are exercised, we and the Apollo Stockholders would own approximately 60.3% of the outstanding voting common stock and approximately 71.8% of Rare Medium's voting and non-voting common stock combined. Three of the six current members of Rare Medium's board of directors are affiliated with the Apollo Stockholders. See the "Introduction" and Section 8--"Certain Information Concerning AP/RM Acquisition" of this Offer to Purchase.

..   What are the classes and amounts of securities sought in the offer?

   We are offering to purchase up to 15,002,909 shares of common stock of Rare Medium. See the "Introduction" to this Offer to Purchase.

..   How much are you offering to pay and what is the form of payment?

   We are offering to pay $0.28 per share of common stock, net to you, in cash.

..   Why are you making the offer?

   We are making the offer pursuant to the Settlement Agreement relating to the putative class action suit, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879-NC, brought by holders of Rare Medium's common stock challenging Rare Medium's previously proposed plan of merger with Motient Corporation, which has been terminated. The offer is intended to provide additional liquidity to Rare Medium's common stockholders and, thereby, provide near-term support for the market price of Rare Medium's common stock in light of Rare Medium's recent announcement of a one for ten reverse stock split. Although no assurance can be given, if the business strategy of the Mobile Satellite Ventures, L.P. joint venture (the "MSV Joint Venture") is successful, Rare Medium's investment in the MSV Joint Venture could appreciate. The Apollo Stockholders also are causing the offer to be made by us for investment purposes to realize appreciation on their portfolio investments consistent with their investment objectives. See Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company" and Section 7--"Certain Information Concerning the Company" of this Offer to Purchase.

..   What happens if more than 15,002,909 shares of common stock are tendered?

   We are offering to purchase up to 15,002,909 shares of common stock. If more than 15,002,909 shares of common stock are properly tendered and not withdrawn at the expiration of the offer, we will purchase shares of common stock on a pro rata basis. This means that we will purchase from each tendering stockholder a number of shares of common stock equal to the number of shares of common stock properly tendered and not withdrawn by such stockholder multiplied by a proration factor. The proration factor is equal to the number of shares of common stock we are offering to purchase divided by the total number of shares of common stock properly tendered by all stockholders and not withdrawn. See
Section 2-- "Acceptance for Payment, Proration and Payment for Shares of Common Stock" of this Offer to Purchase.

..   Will I have to pay any fees or commissions?

   If you are the record owner of your shares of common stock and you tender your shares of common stock to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of common stock through a broker or other nominee, and your broker tenders your shares of common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

..   Do you have the financial resources to make payment?

   Yes. We presently intend to finance the offer through contributions of capital in the ordinary course of business in cash by Apollo Investment Fund IV, L.P. Apollo Investment Fund IV, L.P. will invest in all of our membership interests using its committed pool of capital.

..   Is your financial condition relevant to my decision whether to tender in the offer?

   We do not think our financial condition is relevant to your decision whether to tender shares of common stock and accept the offer because the offer is solely for cash and the offer is not subject to any financing condition.

..   How long do I have to decide whether to tender in the offer?

   The offer will expire at 5:00 p.m., New York City time, on Tuesday, May 7, 2002, unless we extend the offer. Please note that if you cannot deliver everything that is required in order to accept the offer by that time, you may be able to use a guaranteed delivery procedure. The guaranteed delivery procedure is described later in this Offer to Purchase. See Section 1--"Terms of the Offer" and Section 3--"Procedures for Tendering Shares of Common Stock" of this Offer to Purchase.

..   Can the offer be extended, and under what circumstances?

   Yes, we may elect to extend the offer from time to time if, at the initially scheduled expiration date of the offer, any of the conditions to the offer are not satisfied. See Section 1--"Terms of the Offer" of this Offer to Purchase.

..   How will I be notified if the offer is extended?

   If we extend the offer, we will inform American Stock Transfer & Trust Company, the depositary for the offer, of that fact. We will also make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the date on which the offer was scheduled to expire. See Section 1--"Terms of the Offer" of this Offer to Purchase.

..   What are the most significant conditions to the offer?

   We are not obligated to buy any shares of common stock if, among other things, any of the following events occur:

      . The Investment Agreement dated April 2, 2002 among Rare Medium and the Apollo Stockholders (the "Investment Agreement") is not in full force and effect (other than due to actions by the Apollo Stockholders).

      . A suit, action or proceeding is instituted, pending or threatened, which would challenge or limit our ability to consummate the offer or which challenges the validity or enforceability of the Settlement Agreement or the Investment Agreement.

      . Any statute, rule or regulation applicable to the offer is promulgated, enacted, enforced or issued which would limit our ability to consummate the offer.

      . Rare Medium materially breaches the Investment Agreement or, as a result of the inaccuracy of its representations and warranties in the Investment Agreement, a material adverse effect occurs.

      . A general suspension of trading occurs on the Nasdaq National Market for three consecutive days.

      . A banking moratorium or suspension of payments in respect of banks in the United States is declared.

      .   The Apollo Stockholders and Rare Medium agree to terminate the offer.

   See the "Introduction" and Section 12--"Conditions of the Offer" of this Offer to Purchase. The offer is not conditioned on our receiving financing or on any minimum number of shares of common stock being validly tendered and not withdrawn.

..   How do I tender my shares of common stock?

   If you wish to accept our offer, this is what you must do:

      . If you are the record holder of your shares of common stock and have your stock certificate, you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the Letter of Transmittal and Section 3--"Procedures for Tendering Shares of Common Stock" of this Offer to Purchase.

      . If you are the record holder of your shares of common stock but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares of common stock using the enclosed Notice of Guaranteed Delivery. Please call the information agent, Innisfree M&A Incorporated, at (888) 750-5834 (toll free). See Section 3--"Procedures for Tendering Shares of Common Stock" of this Offer to Purchase for further details.

      . If you hold your shares of common stock through a broker or bank, you should contact your broker or bank and give instructions that your shares of common stock be tendered. See Section 3--"Procedures for Tendering Shares of Common Stock" of this Offer to Purchase.

..   Until what time can I withdraw previously tendered shares of common stock?

   You can withdraw shares of common stock at any time until the offer has expired. In addition, if we have not accepted your shares of common stock for payment by June 7, 2002, you can withdraw them at any time after that date until we accept shares of common stock for payment. See Section 1--"Terms of the Offer" and Section 4--"Withdrawal Rights" of this Offer to Purchase.

..   How do I withdraw previously tendered shares of common stock?

   To withdraw shares of common stock, you must deliver a written or facsimile notice of withdrawal, or a copy of one, with the required information to American Stock Transfer & Trust Company, the depositary for the offer, while you still have the right to withdraw the shares. If you tendered your shares of common stock by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your shares. See Section 4--"Withdrawal Rights" of this Offer to Purchase.

..   When will I know how many of my shares of common stock were accepted for payment?

   Because of the difficulty of determining the number of shares of common stock properly tendered and not withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares of common stock purchased pursuant to the offer until approximately four business days after the end of the offering period. We will announce the preliminary results of any proration by press release as promptly as practicable after the time we accept shares of common stock for payment pursuant to the offer. You may obtain such preliminary information from the information agent and may be able to obtain such information from your broker. See Section 2 --"Acceptance for Payment, Proration and Payment for Shares of Common Stock" of this Offer to Purchase.

..   What happens to the shares of common stock that are not accepted for purchase?

   If any tendered shares of common stock are not accepted for payment for any reason, the certificates for such unpurchased shares of common stock will be returned, without expense, to the tendering stockholder, or such other person as the tendering stockholder specifies in the Letter of Transmittal. This includes any shares of common stock not accepted for payment as a result of proration. See Section 2--"Acceptance for Payment, Proration and Payment for Shares of Common Stock" of this Offer to Purchase.

..   What does my board of directors think of the offer?

   Rare Medium's board of directors is not making a recommendation, is not expressing an opinion and is remaining neutral toward the offer. The board of directors has made no determination whether the offer is fair to, or in the best interests of, the stockholders, and is making no recommendation regarding whether the stockholders should accept the offer and tender their shares of common stock. The board of directors urges each stockholder to make his, her or its own decision as to the acceptability of the offer, including the adequacy of the offer price, in light of their own investment objectives, their views as to Rare Medium's prospects and outlook, their interest or ability in participating in Rare Medium's proposed rights offering and any other factors that such stockholder deems relevant to his, her or its investment decision. See Section 8--"Certain Information Concerning AP/RM Acquisition" and Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company" of this Offer to Purchase.

..   Will Rare Medium cease to be a public company as a result of the offer?

   No. After the offer, Rare Medium will remain a public company whose common stock will continue to trade on the Nasdaq National Market. See Section 11--"Effects of the Offer on the Market for the Shares of Common Stock" and
Section 8--"Certain Information Concerning AP/RM Acquisition" of this Offer to Purchase.

..   If I decide not to tender, how will the offer affect my shares?

   We will purchase the number of shares of common stock that are tendered in the offer up to 15,002,909 shares. The purchase will reduce the number of shares of common stock that might otherwise trade publicly and may reduce the number of stockholders, which could adversely affect the liquidity and market value of the remaining shares of common stock held by the public. See the "Introduction" and Section 11--"Effects of the Offer on the Market for the Shares of Common Stock" of this Offer to Purchase.

..   What is the market value of my shares of common stock as of a recent date?

   On April 3, 2002, the last trading day before we announced the offer, the reported closing sales price of Rare Medium's shares of common stock reported on the Nasdaq National Market was $0.28 per share. On April 8, 2002, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of the shares of common stock was $0.23 per share. We suggest that you obtain a recent quotation for shares of common stock in deciding whether to tender your shares. See Section 6--"Price Range of Shares of Common Stock; Dividends" of this Offer to Purchase.

..   Who can I talk to if I have questions about the offer?

   If you have more questions about the offer, you should contact the information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free (888) 750-5834 (banks and dealers call collect at (212) 750-5833), or the dealer manager for the offer, Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, New York, 10022,
Telephone: (212) 284-2112.

To the Holders of Common Stock of Rare Medium Group, Inc.:

                                 INTRODUCTION

   AP/RM Acquisition, LLC (the "Purchaser"), a Delaware limited liability company formed for the purpose of investing in Rare Medium Group, Inc. , hereby offers to purchase up to 15,002,909 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rare Medium Group, Inc. (the "Company"), a Delaware corporation, at a price of $0.28 per share of Common Stock, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The Purchaser is a limited liability company newly-formed in connection with the Offer. For information concerning the Purchaser, see Section 8--"Certain Information Concerning AP/RM Acquisition."

   Tendering holders of shares of Common Stock ("Holders") whose shares of Common Stock are registered in their own names and who tender directly to American Stock Transfer & Trust Company, as depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares of Common Stock by the Purchaser pursuant to the Offer. Holders who hold their shares of Common Stock through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees in connection with the tender of shares of Common Stock into the Offer on behalf of its clients. The Purchaser will pay all fees and expenses of Jefferies & Company, Inc., as dealer manager (the "Dealer Manager"), and of the Depositary and Innisfree M&A Incorporated, as Information Agent (the "Information Agent"), in each case incurred in connection with the Offer. See Section 14--"Fees and Expenses."

   THE OFFER IS CONDITIONED UPON THE SATISFACTION OF CERTAIN TERMS AND CONDITIONS DESCRIBED IN SECTION 12--"CONDITIONS OF THE OFFER."

   The Offer is being made pursuant to a Stipulation of Settlement relating to the putative class action suit, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879-NC, brought by holders of the Company's Common Stock challenging the Company's previously proposed plan of merger with Motient Corporation, which has been terminated (the "Settlement Agreement"). In connection with the Settlement Agreement, the Company entered into an Investment Agreement dated April 2, 2002 (the "Investment Agreement") among Apollo Investment Fund IV, L.P. ("Apollo Fund IV"), Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC (collectively, the "Apollo Stockholders") pursuant to which, among other things, the Apollo Stockholders agreed to purchase 38,765,848 shares of the Company's non-voting common stock, par value $0.01 per share (the "Non-Voting Common Stock") and to commence the Offer. The Offer is intended to provide additional liquidity to the Company's common stockholders and, thereby, provide near-term support for the market price of the Common Stock in light of the Company's recent announcement of a one for ten reverse stock split. Although no assurance can be given, if the business strategy of the Mobile Satellite Ventures, L.P. joint venture (the "MSV Joint Venture") is successful, the Company's investment in the MSV Joint Venture could appreciate. The Apollo Stockholders also are causing the Offer to be made by the Purchaser for investment purposes to realize appreciation on their portfolio investments consistent with their investment objectives. See Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company" and Section 7--"Certain Information Concerning the Company."

   The Company's board of directors is not making a recommendation, is not expressing an opinion and is remaining neutral toward to the Offer. The board of directors has made no determination whether the offer is fair to, or in the best interests of, Holders, and is making no recommendation regarding whether Holders should accept the Offer and tender their shares of Common Stock. The Company's board of directors urges each Holder to make his, her or its own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of their own investment objectives, their views as to the Company's prospects and outlook, their interest or ability in participating in the Company's proposed rights offering and any other factors that such Holder deems relevant to his, her or its investment decision. See Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

   The Company has informed the Purchaser that, as of April 5, 2002, there were
(i) 65,324,966 shares of Common Stock issued and outstanding, (ii) options issued and outstanding, representing in the aggregate, the right to purchase 4,421,823 shares of Common Stock, (iii) 1,073,007 shares of series A convertible preferred stock, par value $0.01 per share ("Preferred Stock") outstanding convertible into 15,328,671 shares of Common Stock, (iv) 130,838 series 1-A warrants outstanding exercisable for 1,766,309 shares of Common Stock, (v) 12,262,542 series 2-A warrants (together with the series 1-A warrants, the "Warrants") outstanding exercisable for 12,262,542 shares of Common Stock, and (vi) 38,765,848 shares of Non-Voting Common Stock issued and outstanding.

   THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

Section 1.  Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for up to 15,002,909 shares of Common Stock validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4--"Withdrawal Rights." If more than 15,002,909 shares of Common Stock are validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will purchase shares on a pro rata basis from all tendering Holders as explained herein. The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, May 7, 2002, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

   The Offer is not conditioned on our receiving financing or any minimum number of shares of Common Stock being tendered and not withdrawn. The Offer is subject to certain conditions set forth in Section 12--"Conditions of the Offer." If any of the conditions referred to in Section 12--"Conditions of the Offer" are not satisfied or any of the events specified in Section 12--"Conditions of the Offer" have occurred or are determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser expressly reserves the right to (i) decline to purchase any of the shares of Common Stock tendered in the Offer, terminate the Offer and return all tendered shares of Common Stock to the tendering Holders, (ii) waive or amend any or all conditions to the Offer and, to the extent permitted by applicable law and applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase up to 15,002,909 shares of Common Stock validly tendered, or (iii) extend the Offer and, subject to the right of a tendering Holder to withdraw its shares of Common Stock until the Expiration Date, retain the shares of Common Stock which have been tendered during the period or periods for which the Offer is extended.

   Subject to the applicable rules and regulations of the Commission and to applicable law, the Purchaser expressly reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and by making a public announcement thereof, not later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all shares of Common Stock previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering Holder to withdraw its shares of Common Stock. See Section 4--"Withdrawal Rights."

   Subject to the applicable rules and regulations of the Commission (including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) and to applicable law, the Purchaser also expressly reserves the right, in its reasonable discretion, at any time and from time to time (i) to delay acceptance for payment of, or, regardless of whether such shares of Common Stock were theretofore accepted for payment, payment for, any shares of Common Stock in order to comply in whole or in part with any other applicable law (subject to Rule 14e-1(c) under the Exchange Act), (ii) to terminate the Offer and not accept for payment any shares of Common Stock if any of the conditions referred to in Section 12--"Conditions of the Offer" are not satisfied, and
(iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Any delay of acceptance for payment of, or payment for, shares of Common Stock will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.

   Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the shares of Common Stock tendered promptly after the termination or withdrawal of the Offer. In addition, the Purchaser may not delay acceptance for payment of, or payment for, any shares of Common Stock upon the occurrence of any of the conditions specified in Section 12--"Conditions of the Offer" without extending the period of time during which the Offer is open.

   Any such extension, delay, termination, waiver or amendment will be followed by a public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4, 14d-6 and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

   The Purchaser will not provide a subsequent offering period, as provided for in Rule 14d-11 under the Exchange Act.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4, 14d-6 and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in the Offer Price or a change in the percentage of shares of Common Stock sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in the Offer Price or a change in the percentage of shares of Common Stock sought, a minimum period of ten business days is generally required to allow for adequate dissemination to Holders and investor response.

   The Company has provided the Purchaser with the Company's stockholder lists and security position listings in respect of the shares of Common Stock for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other relevant materials to Holders. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to holders of record of shares of Common Stock whose names appear on the Company's list of holders of shares of Common Stock and will be furnished, for subsequent transmittal to beneficial owners of shares of Common Stock, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of stockholders of the shares of Common Stock or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company ("DTC").

Section 2. Acceptance for Payment, Proration and Payment for Shares of Common Stock.

   Upon the terms and subject to the conditions of the Offer and applicable law (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, up to 15,002,909 shares of Common Stock validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4--"Withdrawal Rights") as promptly as practicable after the Expiration Date if all of the conditions set forth in Section 12--"Conditions of the Offer" have been satisfied or waived prior to the Expiration Date. If more than 15,002,909 shares of Common Stock are validly tendered and not withdrawn at the Expiration Date, the Purchaser will purchase shares of Common Stock on a pro rata basis from all tendering Holders as explained herein. Subject to applicable rules of the Commission, the Purchaser expressly reserves the right, in its reasonable discretion, to delay acceptance for payment of, or payment for, shares of Common Stock in order to comply, in whole or in part, with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.

   In the event that proration of tendered shares of Common Stock is required, the Purchaser will determine the appropriate proration factor as soon as practicable following the Expiration Date. Proration for each Holder tendering shares of Common Stock will be based on the ratio of the number of shares of Common Stock the Purchaser is offering to purchase to the total number of shares of Common Stock properly tendered and not withdrawn by all Holders (with adjustments to avoid purchases of fractional shares). Because of the difficulty in determining the number of shares of Common Stock properly tendered (including shares of Common Stock tendered by guaranteed delivery procedures described in Section 3--"Procedures for Tendering Shares of Common Stock") and not withdrawn, the Purchaser does not expect that it will be able to announce the final proration factor or commence payment for any shares of Common Stock purchased pursuant to the Offer until approximately four business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Holders may obtain such preliminary information from the Information Agent and from their brokers.

   In all cases, payment for shares of Common Stock purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) (a) the certificates evidencing such shares of Common Stock (the "Certificates") or (b) timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such shares of Common Stock into the Depositary's account at DTC (the "Book-Entry Transfer Facility"), in each case pursuant to the procedures set forth in Section 3-- "Procedures for Tendering Shares of Common Stock," (ii) the Letter of Transmittal (or a copy thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as hereinafter defined) in connection with a book-entry transfer, and (iii) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and to this Offer to Purchase.

   The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary forming a part of a Book-Entry Confirmation system, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the shares of Common Stock that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) shares of Common Stock validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such shares of Common Stock pursuant to the Offer. As noted, if more than 15,002,909 shares of Common Stock are validly tendered and not withdrawn prior to the Expiration Date of the Offer, the Purchaser will accept shares of Common Stock for purchase on a pro rata basis. Upon the terms and subject to the conditions of the Offer, payment for shares of Common Stock accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose shares of Common Stock have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES OF COMMON STOCK BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT OR EXTENSION OF THE EXPIRATION DATE.

   If any tendered shares of Common Stock are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, including proration, or if Certificates are submitted evidencing more shares of Common Stock than are tendered, Certificates evidencing shares of Common Stock not purchased will be returned, without expense to the tendering Holder (or, in the case of shares of Common Stock tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in
Section 3--"Procedures for Tendering Shares of Common Stock," such shares of Common Stock will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

   If, prior to the Expiration Date, the Purchaser increases the Offer Price pursuant to the Offer, the Purchaser will pay such increased Offer Price for all such shares of Common Stock purchased pursuant to the Offer, whether or not such shares of Common Stock were tendered prior to such increase in the Offer Price.

   THE PURCHASER RESERVES THE RIGHT TO TRANSFER OR ASSIGN, IN WHOLE OR IN PART, TO ANY OR ALL OF THE APOLLO STOCKHOLDERS, AND ANY OF THEIR RESPECTIVE AFFILIATES, THE RIGHT TO PURCHASE ALL OR ANY PORTION OF THE SHARES OF COMMON STOCK TENDERED PURSUANT TO THE OFFER, BUT ANY SUCH ASSIGNMENT WILL NOT RELIEVE THE PURCHASER OF ITS OBLIGATIONS UNDER THE OFFER AND WILL IN NO WAY PREJUDICE THE RIGHTS OF TENDERING HOLDERS TO RECEIVE PAYMENT FOR SHARES OF COMMON STOCK VALIDLY TENDERED AND ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER.

Section 3.  Procedures for Tendering Shares of Common Stock.

Valid Tender of Shares.

   In order for shares of Common Stock to be validly tendered pursuant to the Offer, a Holder must, prior to the Expiration Date, either (i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantees,

(b) the stock certificates representing shares of Common Stock to be tendered, and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase, (ii) cause such Holder's broker, dealer, commercial bank, trust company or custodian to tender applicable shares of Common Stock pursuant to the procedures for book-entry transfer described below, or (iii) comply with the guaranteed delivery procedures described below.

   THE METHOD OF DELIVERY OF THE SHARES OF COMMON STOCK, CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.

   The Depositary will establish an account with respect to the shares of Common Stock at the Book-Entry Transfer Facility for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of shares of Common Stock by (i) causing such securities to be transferred in accordance with the Book-Entry Transfer Facility's procedures into the Depositary's account, and (ii) causing the Letter of Transmittal to be delivered to the Depositary by means of an Agent's Message. Although delivery of shares of Common Stock may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees, or any Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering Holder must comply with the guaranteed delivery procedures described below.

   DELIVERY OF THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS OR INSTRUCTIONS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantee.

   All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), unless the shares of Common Stock tendered thereby are tendered (i) by the registered holder(s) (which term, for purposes of this Offer to Purchase, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of shares of Common Stock) of shares of Common Stock who has not completed the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

   If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed as described above. See Instructions 1, 5 and 7 to the Letter of Transmittal.

Guaranteed Delivery.

   If a Holder desires to tender shares of Common Stock pursuant to the Offer and such Holder's stock certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such shares of Common Stock may nevertheless be tendered if all the following conditions are satisfied:

      (i) such tender is made by or through an Eligible Institution;

      (ii) a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by the Purchaser, is received by the Depositary as provided below prior to the Expiration Date; and

      (iii) the stock certificates for all tendered shares of Common Stock in proper form for transfer, with a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantee or, in the case of a book-entry transfer, a Book-Entry Confirmation with an Agent's Message, and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) business days after the date of execution of the Notice of Guaranteed Delivery.

   Any Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. In the case of shares of Common Stock held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Other Requirements.

   Notwithstanding any other provision hereof, payment for shares of Common Stock accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of:

      (i) stock certificates evidencing such shares of Common Stock or a Book-Entry Confirmation of such shares of Common Stock;

      (ii) a properly completed and duly executed Letter of Transmittal or a copy thereof together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message); and

      (iii) any other documents required by the Letter of Transmittal.

   Accordingly, tendering Holders may be paid at different times depending upon when stock certificates for shares of Common Stock or Book-Entry Confirmations with respect to shares of Common Stock are actually received by the Depositary.

Determination of Validity.

   All questions as to the validity, form, eligibility (including, but not limited to, time of receipt) and acceptance for payment of any tendered shares of Common Stock pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any shares of Common Stock determined by it not to be in proper form or if the acceptance for payment of, or payment for, such shares of Common Stock may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right, in its sole discretion, subject to the rules and regulations of the Commission, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to shares of Common Stock of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. No tender of shares of Common Stock will be deemed to have been validly made until all defects and irregularities have been cured or waived.

   The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment of Proxy.

   By executing a Letter of Transmittal (or delivering an Agent's Message) as set forth above, a tendering Holder irrevocably appoints each designee of the Purchaser as attorney-in-fact and proxy of such Holder, with full power of substitution, to vote the shares of Common Stock as described below in such manner as each such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such Holder's rights with respect to the shares of Common Stock tendered by such Holder and accepted for payment by the Purchaser prior to the time of such vote or action, subject to the terms of the Investment Agreement. All such proxies shall be considered coupled with an interest in the tendered shares of Common Stock and shall be irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of such shares of Common Stock in accordance with the terms of the Offer. Such acceptance for payment by the Purchaser shall revoke, without further action, any other proxy or power of attorney granted by such Holder at any time with respect to such shares of Common Stock and no subsequent proxies or powers of attorney will be given (or, if given, will not be deemed effective) with respect thereto by such Holder.

   The designees of the Purchaser will, with respect to the shares of Common Stock for which the appointment is effective, be empowered to exercise all voting and other rights as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, by written consent or otherwise, and the Purchaser reserves the right to require that, in order for shares of Common Stock to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such shares of Common Stock, the Purchaser must be able to exercise all rights (including, without limitation, all voting rights and rights of conversion) with respect to such shares of Common Stock, subject to the terms of the Investment Agreement. Pursuant to the Investment Agreement, the Purchaser has agreed to vote all shares of Common Stock purchased in the Offer pro rata with all other votes cast at any meeting of stockholders called to vote upon the rights offering and reverse stock split described in the Investment Agreement. See Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

Backup Federal Income Tax Withholding and Substitute Form W-9.

   Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold 30% of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each Holder surrendering shares of Common Stock in the Offer must, unless an exemption applies, provide the payer of such cash with such Holder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify, under penalties of perjury, that such TIN is correct and that such Holder is not subject to backup withholding. If a Holder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such Holder and payment of cash to such Holder pursuant to the Offer may be subject to backup withholding of 30%. All Holders surrendering shares of Common Stock pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain Holders (including among others all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign Holders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See "Important Tax Information" in the Letter of Transmittal.

Tender Constitutes Agreement.

   The Purchaser's acceptance for payment of the Common Stock tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

Section 4.  Withdrawal Rights.

   Tenders of shares of Common Stock made pursuant to the Offer are irrevocable except that such shares of Common Stock may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 7, 2002.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of shares of Common Stock or is unable to accept shares of Common Stock for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered shares of Common Stock, and such shares of Common Stock may not be withdrawn except to the extent that tendering Holders are entitled to withdrawal rights as described in this Section 4--"Withdrawal Rights." Any such delay will be an extension of the Offer to the extent required by law.

   For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, the number of shares of Common Stock to be withdrawn and the name of the registered holder of the shares of Common Stock, if different from that of the person who tendered such shares of Common Stock. If Certificates representing shares of Common Stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares of Common Stock have been tendered for the account of an Eligible Institution. Shares of Common Stock tendered pursuant to the procedure for book-entry transfer as set forth in Section 3--"Procedures for Tendering Shares of Common Stock," may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Common Stock and must otherwise comply with the Book-Entry Transfer Facility's procedures.

   Withdrawals of tendered shares of Common Stock may not be rescinded without the Purchaser's consent and any shares of Common Stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Any shares of Common Stock properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in
Section 3--"Procedures for Tendering Shares of Common Stock."

Section 5.  Certain United States Federal Income Tax Consequences.

   The following summarizes the principal United States federal income tax consequences of the Offer to Holders. This discussion is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary only applies to a Holder who is a United States person for federal income tax purposes who holds shares of Common Stock as a capital asset. This summary does not address the tax consequences of the Offer to special classes of Holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, non-United States persons, persons who acquired the shares of Common Stock pursuant to an exercise of employee stock options or rights or otherwise as compensation, persons who hold shares of Common Stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes, and persons with a "functional currency" other than the United States dollar. Furthermore, this summary does not address the tax consequences of the Offer under applicable state, local or foreign laws. EACH HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF THE OFFER IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF ANY STATE, LOCAL OR FOREIGN LAW.

   The receipt of cash in exchange for shares of Common Stock pursuant to the Offer will be a fully taxable transaction for federal income tax purposes. A Holder generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the sum of the amount of cash received in the Offer and such Holder's adjusted tax basis in his or her shares of Common Stock exchanged therefor.

   The gain or loss recognized on the exchange of shares of Common Stock for cash will be capital gain or loss; such capital gain or loss will be a long-term capital gain or loss if the Holder has held the stock for more than one year as of the date of exchange. There are certain limitations on the deductibility of capital losses.

   A Holder may be subject, under certain circumstances, to backup withholding at a rate of 30% with respect to the cash received in exchange for shares of Common Stock in the Offer, unless such Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the Holder's federal income tax liability if the required information is furnished to the IRS.

Section 6.  Price Range of Shares of Common Stock; Dividends.

   The shares of Common Stock are listed and traded on the Nasdaq National Market under the symbol "RRRR." The table below sets forth, for the periods indicated, the quarterly high and low daily closing sales prices of the shares of Common Stock on the Nasdaq National Market:

                                                        High   Low
                                                       ------ ------
            Year Ended December 31, 2000
               First Quarter.......................... $89.38 $27.56
               Second Quarter.........................  37.88  12.81
               Third Quarter..........................  16.81   5.72
               Fourth Quarter.........................   6.59   1.44

            Year Ended December 31, 2001
               First Quarter.......................... $ 3.72 $ 1.31
               Second Quarter.........................   1.96   0.39
               Third Quarter..........................   0.52   0.09
               Fourth Quarter.........................   0.93   0.13

            Year Ended December 31, 2002
               First Quarter.......................... $ 0.75 $ 0.25
               Second Quarter (through April 8, 2002).   0.30   0.23

   On April 3, 2002, the last full trading day prior to the public announcement of the Offer, the reported closing sales price of shares of Common Stock on the Nasdaq National Market was $0.28 per share. On April 8, 2002, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of shares of Common Stock was $0.23 per share. Holders are urged to obtain current market quotations for shares of Common Stock.

   The Company has not paid any dividends with respect to shares of Common Stock at any time during the periods set forth above.

Section 7.  Certain Information Concerning the Company.

The Company.

   Rare Medium Group, Inc. is a Delaware corporation. The Company was incorporated in 1985 as ICC Technologies, Inc. The address of the Company's principal executive offices is 44 West 18/th Street, 6th Floor, New York, New York 10011. The telephone number of the Company at such offices is (646) 638-9700. /

   From 1998 through the third quarter of 2001, the Company's principal business was conducted through its subsidiary Rare Medium, Inc., which developed Internet e-commerce strategies, business processes, marketing communications, branding strategies and interactive content using Internet-based technologies and solutions. As a result of the weakening of general economic conditions, which caused many companies to reduce spending on Internet-focused business solutions, a decision to discontinue Rare Medium, Inc.'s operations, along with those of its LiveMarket, Inc. ("LiveMarket") subsidiary, was made at the end of the third quarter of 2001.

   From 1999 through the first quarter of 2001, the Company made venture investments by taking strategic minority equity positions in other independently managed companies. Additionally, in the past, the Company has developed, managed and operated companies in selected Internet-focused market segments ("Start-up Companies"). During the first quarter of 2001, the Company reduced its focus on these businesses and substantially ceased providing funding to its Start-up Companies. Additionally, the Company sold a majority of its equity interest in the operations of three of its Start-up Companies: ChangeMusic Network ("ChangeMusic") and ePrize in April 2001 and Regards.com in December 2001. Currently, the Company is no longer actively seeking new start-up opportunities or venture investments, nor is it managing or operating any Start-up Companies.

   As a result of the decision to discontinue the operations of Rare Medium, Inc. and LiveMarket, the operating results reported in the Company's statements of operations as continuing operations include the consolidated results of the Company, the Company's 80% owned MSV Investors, LLC subsidiary ("MSV Investors Subsidiary"), and the Company's Start-up Companies, up to their respective dates of sale or shutdown. The results of Rare Medium, Inc. and LiveMarket are reflected as discontinued operations.

   In November 2001, through its MSV Investors Subsidiary, the Company became a participant in the MSV Joint Venture, a joint venture which includes TMI Communications, Inc. ("TMI"), Motient Corporation ("Motient") and certain other investors (the "Other MSV Investors"). The MSV Joint Venture is currently a provider of mobile digital voice and data communications services via satellite in North America. The Company expects to become an increasingly active participant in the MSV Joint Venture and has designated three members of the 12-member board of directors of the MSV Joint Venture's corporate general partner.

   In addition to winding down Rare Medium, Inc., the Company's current operations consist of actively managing its interest in the MSV Joint Venture. The Company's principal assets consist of (i) its interest in the MSV Joint Venture, (ii) five million shares of XM Satellite Radio, Inc. ("XM Satellite Radio") common stock, (iii) promissory notes from Motient Corporation with a principal amount of $26.2 million (the "Motient Notes"), (iv) the Company's remaining investments in its venture portfolio companies, and (v) cash, cash equivalents and short-term investments.

   On January 10, 2002, Motient and its subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code. As part of its filing, Motient indicated that it would potentially challenge the Company's right to the Motient Notes issued to the Company by Motient in October 2001. To mitigate the risk, uncertainties and expenses associated with Motient's proposed plan of reorganization, the Company agreed that, in connection with the approval of Motient's plan of reorganization, it would cancel the outstanding amounts on the Motient Notes and receive a new note in the principal amount of $19.0 million to be issued by a new subsidiary of Motient that will own 100% of Motient Ventures Holding, Inc., which owns all of Motient's interests in the MSV Joint Venture. The new note will be due in three years and will bear interest at a rate of 9% per annum. However, there can be no assurances that Motient's plan of reorganization will be approved. In the event the plan is not approved, the Company will retain its right to the Motient Notes, but Motient's bankruptcy proceedings could have other effects on the Company. These effects could include the initiation of litigation directly against the Company to challenge the delivery to the Company of the shares of XM Satellite Radio common stock as partial repayment by Motient of the aggregate $50.0 million principal amount of the exchangeable notes issued to the Company in connection with two $25.0 million loans made to Motient by the Company in April and July 2001. In light of, among other things, the operating results of the MSV Joint Venture and the uncertainties as to the outcome of Motient's bankruptcy, there can be no assurance that the Company will be able to recover any of the $19 million for which the Company has currently agreed to compromise its claim, though the Company believes that its recovery on the compromised new note could be substantial or for that matter that the delivery of the XM Satellite Radio common stock will not be challenged. As a result of uncertainty with respect to the ultimate collection on the Motient Notes, the Company has recognized a reserve for the entire amount of these notes.

   MSV Joint Venture's Business Overview. The MSV Joint Venture was originally formed in June 2000 as a subsidiary of Motient. In November 2001, following the receipt of regulatory and other governmental approvals, including approvals under the Hart-Scott-Rodino Antitrust Improvements Act, by the Federal Communications Commission ("FCC") and by Canadian regulatory authorities, Motient combined its existing satellite assets and authorizations with certain assets and authorizations of the satellite communications business of TMI, a subsidiary of Bell Canada Enterprises, and these assets and authorizations were contributed to the MSV Joint Venture. The assets and authorizations of the satellite business formerly owned by Motient which were contributed to the MSV Joint Venture included a satellite with coverage of most of North

America and its surrounding waters and the associated existing FCC licenses and authorizations. The assets and capabilities of the satellite business contributed to the MSV Joint Venture by TMI included a second satellite (technologically identical to the satellite contributed to the MSV Joint Venture by Motient) with similar geographic coverage, as well as the associated Canadian satellite licenses.

   Following the approvals described above and consistent with the terms of an agreement which the Company entered into in October 2001 with the MSV Joint Venture and certain other investors, on November 26, 2001, through the Company's MSV Investors Subsidiary, the Company purchased a $50.0 million interest in the MSV Joint Venture in the form of a convertible note. Immediately prior to the purchase of the convertible note, the Company contributed $40 million to its MSV Investors Subsidiary and a group of unrelated third parties collectively contributed $10.0 million. The note bears interest at a rate of 10% per year, has a maturity date of November 26, 2006, and is convertible at any time at the Company's option into equity interests in the MSV Joint Venture. Currently, the approximate ownership of the MSV Joint Venture's equity interests, assuming conversion of all convertible notes, is as follows: the Company's MSV Investors Subsidiary, 30.8%; TMI, 26.4%; Motient, 33.3%; and the Other MSV Investors, 9.5%. However, in the event that the MSV Joint Venture receives approval from the FCC by March 31, 2003 with regard to its plans for a next-generation satellite system complemented by ancillary terrestrial base stations as described below, the Other MSV Investors are obligated to invest an additional $50.0 million in the MSV Joint Venture and, thereafter, the approximate ownership of the MSV Joint Venture's equity interest would be as follows: the Company's MSV Investors Subsidiary, 23.6%; TMI, 20.2%; Motient, 25.5%; and the Other MSV Investors, 30.7%. Because the Company's interest in the MSV Joint Venture is in the form of a note, the Company does not reflect the results of the MSV Joint Venture's operations in its statements of operations. The Company is under no obligation to make any further investments in its MSV Investors Subsidiary or in the MSV Joint Venture, but it may have the opportunity to do so in the future.

   MSV Joint Venture's Current Business. The MSV Joint Venture is currently a provider of mobile digital voice and data communications services via satellite in North America.

   Satellite Voice and Data Services. The MSV Joint Venture's satellite phone service supports two-way circuit-switched voice, facsimile and data communication service. The MSV Joint Venture markets satellite telephone and data services to businesses that have nationwide coverage requirements, particularly those operating in geographic areas that lack significant terrestrial coverage, such as natural resource companies, utilities and telecommunications companies that require backup and restorable support, and public safety organizations.

   Satellite Dispatch Service. The MSV Joint Venture's satellite dispatch service allows voice communications among users in a customer-defined group using a push-to-talk device. This service facilitates team-based, contingency-driven operations of groups over wide and/or remote areas. The MSV Joint Venture's targeted customer groups for satellite dispatch service include oil and gas pipeline companies, utilities and telecommunications companies with outside maintenance fleets, state and local public safety organizations, and public service organizations who need to seamlessly link resources on a nationwide basis.

   MSV Joint Venture's Strategy. The MSV Joint Venture plans, subject to the receipt of further regulatory and government approvals, including certain FCC approvals and certain approvals by Canadian regulatory authorities, to develop, build and operate a next-generation satellite system complemented by ancillary terrestrial base stations (which is sometimes referred to herein as the "ancillary terrestrial component" or "ATC"). The MSV Joint Venture expects to use L-band spectrum and two satellites to provide mobile digital voice and data communications services in North America.

   The FCC and the Canadian equivalent to the FCC, Industry Canada, are currently considering applications submitted by the MSV Joint Venture which could, if granted by both regulatory authorities, greatly expand the scope of the MSV Joint Venture's business by permitting the MSV Joint Venture to incorporate an ATC into its mobile satellite network. An ATC would permit the MSV Joint Venture to reuse its satellite spectrum terrestrially. In this regard, an ATC will allow MSV Joint Venture phones to operate inside of buildings and throughout urban environments, which is currently not possible due to terrain blockage from buildings and other urban structures which interrupt the satellite signal's path. In response to the MSV Joint Venture's application, the FCC is currently seeking public comment on proposals to permit the incorporation of an

ATC into mobile satellite services in various frequency bands, including the Big LEO (low earth orbit) bands where certain competitors provide service, as well as other mobile satellite frequency bands. If the FCC were to adopt all such proposals, the MSV Joint Venture would face increased competition in the provision of mobile satellite service using an ATC. Moreover, if the FCC grants these potential competitors approval prior to the MSV Joint Venture receiving approval for its application or grants more extensive or more favorable approvals to these potential competitors, the MSV Joint Venture's ability to implement its business strategy and compete effectively could also be harmed. If an ATC is not authorized, however, the MSV Joint Venture's business will be severely limited and the value of the Company's interest in the MSV Joint Venture will be significantly impaired.

   The business conducted and proposed to be conducted by the MSV Joint Venture involves a high degree of risk. In addition, there is significant uncertainty as to whether the additional regulatory approvals described above will be received in the form requested or at all. Therefore, it cannot be assured that the MSV Joint Venture will ever be profitable or that any of the additional regulatory approvals will be obtained. Although no assurance can be given, if the additional regulatory approvals described above are received substantially in the form requested, the Purchaser believes that the value of the Company's investment in the MSV Joint Venture could appreciate, particularly if such additional approvals are received prior to the grant of approvals to competitors of the MSV Joint Venture.

   The Company's Start-up and Venture Businesses. Historically, the Company's start-up and venture businesses focused on Internet companies engaged in business-to-business e-commerce, Internet enabling tools, enterprise-level software infrastructure and next generation communications sectors. Additionally, in the past, the Company has developed, managed and operated its Start-up Companies. Through its investment process, the Company decided whether to take a majority stake and incubate the business or a minority strategic position as a venture investment. During the first quarter of 2001, the Company reduced its focus on these businesses and substantially ceased providing funding to its Start-up Companies. Additionally, the Company sold a majority of its equity interest in the operations of three of its Start-up Companies:
ChangeMusic and ePrize in April 2001 and Regards.com in December 2001. Currently, the Company is no longer actively seeking new start-up opportunities or venture investments, nor is it managing or operating any Start-up Companies.

   Most of the companies in which the Company has made venture investments are in the early stages of development and many have been adversely affected by the economic downturn in the Internet environment. Many have already been forced out of business. Through December 31, 2001, the Company made venture investments in 24 companies, with its equity stakes in these companies ranging from less than 1% to 32%. In light of their early stage of development, current economic conditions and the difficulty which these companies have had in obtaining additional funding, the Company has reduced the carrying value of its venture portfolio to $2.6 million. The Company attributes this value to its investments in Cidera, DataSynapse, Edmunds, NextJet, Smart Online and Totality.

Capital Structure.

   The authorized capital of the Company consists of 200,000,000 shares of Common Stock, 100,000,000 shares of Non-Voting Common Stock and 10,000,000 shares of preferred stock, of which 2,000,000 shares are designated series A convertible preferred stock.

   Common Stock. The Company has advised the Purchaser that as of April 5, 2002, the Company had 65,324,966 shares of Common Stock outstanding, of which 12,709,499 shares were owned by the Apollo Stockholders.

   Non-Voting Common Stock. The Company has advised the Purchaser that as of April 5, 2002, the Company had 38,765,848 shares of Non-Voting Common Stock outstanding, all of which were owned by the Apollo Stockholders.

   Preferred Stock. The Company has advised the Purchaser that as of April 5, 2002, the Company had 1,073,007 shares of Preferred Stock outstanding having a liquidation preference of $107,300,700, all of which were owned by the Apollo Stockholders.

   Warrants. The Company has advised the Purchaser that as of April 5, 2002, the Company had 130,838 series 1-A warrants outstanding and 12,262,542 series 2-A warrants outstanding, all of which were owned by the Apollo Stockholders.

   Options. The Company has advised the Purchaser that as of April 5, 2002, the Company had 4,421,823 options outstanding under its 1998 Long-Term Incentive Plan, Nonqualified Stock Option Plan, the Equity Plan for Directors and options issued other than pursuant to a plan, of which 3,495,157 options were exercisable at $15.81 or less per share.

Certain Historical Financial Information.

   Set forth below is summary consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "Annual Report"). More comprehensive financial information is included in the Annual Report and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to the Annual Report and other documents, including the financial statements and related notes contained therein. The Annual Report and other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth below under "Available Information."

                                                                      Years Ended December 31,
                                                  ---------------------------------------------------------------
                                                     1997         1998         1999         2000         2001
                                                  -----------  -----------  -----------  -----------  -----------
                                                                 (in thousands, except share data)
Summary Statements of Operations Data:
Revenues......................................... $        --  $        --  $     1,569  $     8,284  $     1,906
Cost of revenues.................................          --           --        1,019        6,102        1,337
   Gross profit..................................          --           --          550        2,182          569
   Total expenses................................       1,992        2,079       16,666       66,947       24,214
Loss from operations.............................      (1,992)      (2,079)     (16,116)     (64,765)     (23,645)
Loss before discontinued operations..............      (1,499)      (3,615)     (18,864)     (65,890)     (91,425)
Income (Loss) from discontinued operations.......     (11,985)       2,996      (30,606)     (62,532)    (118,919)
Net loss.........................................     (13,484)        (619)     (49,470)    (128,422)    (210,334)
Net loss attributable to common stockholders.....     (13,484)        (619)     (93,244)    (151,140)    (222,281)
Net loss per share...............................       (0.63)       (0.02)       (2.55)       (2.83)       (3.49)
Basic weighted average common shares
  outstanding....................................  21,339,635   25,282,002   36,625,457   53,488,951   63,740,209

                                                                          At December 31,
                                                  ---------------------------------------------------------------
                                                     1997         1998         1999         2000         2001
                                                  -----------  -----------  -----------  -----------  -----------
                                                                           (in thousands)
Summary Balance Sheet Data:
Cash, cash equivalents and short-term investments $     1,257  $       918  $    28,540  $   157,483  $    16,807
Total assets.....................................       4,522       44,743      160,423      317,491      163,716
Total liabilities................................       7,584       14,921       19,208       40,761       24,757
Series A convertible preferred stock, net........          --           --       26,224       47,621       59,558
Minority interests...............................          --           --           --           --       10,097
Stockholders' (deficit) equity...................      (3,062)      29,822      104,991      229,109       69,304

   Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources.

Available Information.

   The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information. Electronic filings filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system, including those made by or in respect of the Company, are publicly available through the Commission's home page on the Internet at http://www.sec.gov.

Section 8.  Certain Information Concerning AP/RM Acquisition

   The Purchaser, AP/RM Acquisition, LLC, was recently formed for the purpose of investing in the Company and, to date, has engaged in no other activities other than those incidental to the Offer. The membership interests of the Purchaser are owned by Apollo Fund IV. Until immediately prior to the time that the Purchaser purchases shares of Common Stock pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to the Purchaser's formation and capitalization. The mailing address for the Purchaser is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577 and the principal business telephone is (914) 694-8000.

   Apollo Fund IV is a private equity fund principally engaged in the business of investment in securities. Apollo Advisors IV, L.P., a Delaware limited partnership, serves as the general partner of Apollo Fund IV. Apollo Capital Management IV, Inc., a Delaware corporation, is the general partner of Apollo Advisors IV, L.P. Apollo Advisors IV, L.P. is principally engaged in the business of serving as general partner of Apollo Fund IV. Apollo Capital Management IV, Inc. is principally engaged in the business of serving as general partner to Apollo Advisors IV, L.P. The mailing address for each entity is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577 and the principal business telephone number is (914) 694-8000.

   Apollo Management IV, L.P., a Delaware limited partnership, serves as the manager of Apollo Fund IV as well as the manager of the Purchaser, manages their day-to-day operations and has exclusive investment, voting and dispositive power. AIF IV Management, Inc., a Delaware corporation, is the general partner of Apollo Management IV, L.P. AIF IV Management, Inc. is principally engaged in the business of serving as general partner to Apollo Management IV, L.P. The mailing address for each entity is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577 and the principal business telephone number is (914) 694-8000.

   As of April 5, 2001, the Apollo Stockholders, each an affiliate of Apollo Fund IV and the Purchaser, owned 12,709,499, or approximately 19.5% of the outstanding shares of Common Stock, all of the 38,765,848 shares of Non-Voting Common Stock, all of the 1,073,007 outstanding shares of Preferred Stock and all of the outstanding Warrants. These securities, collectively, entitle the Apollo Stockholders to approximately 29.9% of the voting power of outstanding securities of the Company. Assuming that all currently outstanding shares of Preferred Stock are converted and all Warrants are exercised, the Apollo Stockholders would own approximately 44.4% of the Common Stock and approximately 60.6% of the Company's Common Stock and Non-Voting Common Stock combined. After the consummation of the Offer, if all 15,002,909 shares of Common Stock are tendered and accepted for purchase, the Purchaser and the Apollo Stockholders will own approximately 49.9% of the voting power of the Company, and if all currently outstanding shares of Preferred Stock are converted and all Warrants are exercised then the Purchaser and the Apollo Stockholders will own approximately 60.3% of the outstanding Common Stock and approximately 71.8% of the Company's Common Stock and Non-Voting Common Stock combined. See Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company." Each of Marc J. Rowan, Michael S. Gross and Andrew D. Africk, each of whom is a director of the Company and affiliated with the Apollo Stockholders, owns options to purchase 75,000 shares of Common Stock, which were issued pursuant to the Company's Equity Plan for Directors. Additionally, the Apollo Stockholders' ownership interest in the Company may increase upon their conversion of additional shares of Preferred Stock or their exercise of additional series 1-A warrants received as in-kind dividends on their shares of Preferred Stock.

   As long as the Apollo Stockholders own at least 100,000 shares of the Preferred Stock, the Company is precluded from taking various corporate actions and entering into various transactions without the Apollo Stockholders' consent. As long as the Apollo Stockholders own at least 100,000 shares of Preferred Stock, the holders of the Preferred Stock, voting as a separate class, have the right to elect two of the members of the Company's board of directors and have certain approval rights with respect to additional members of the board of directors in the event that the size of the board of directors is increased. In addition, the Apollo Stockholders are entitled to an aggregate limit of 9,750,000 votes with respect to the Preferred Stock, or 9.09 votes per share of Preferred Stock. A full description of the terms of the Preferred Stock is included in the Company's proxy statement for the stockholders' meeting held on August 19, 1999 filed with the Commission on Schedule 14A on July 12, 1999. Three of the six current members of the Company's board of directors are affiliated with the Apollo Stockholders.

   The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted), and material positions held during the past five years (including the name, principal business and address of the organization in which such occupation was conducted), of the directors and executive officers of Apollo Capital Management IV, Inc. and AIF IV Management, Inc. are set forth in Schedule I to this Offer to Purchase.

   Neither the Purchaser, nor to the best of its knowledge, any of the persons listed on Schedule I nor any affiliate of the Purchaser, (i) beneficially owns or has a right to acquire any shares of Common Stock, except as set forth in this Section 8, or (ii) or has engaged in any transactions in the Common Stock in the past 60 days except pursuant to the Investment Agreement as set forth in
Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company." Except as set forth in Section 10--"Background and Purpose of the Offer; Certain Agreements; Plans for the Company," there have been no negotiations, transactions or material contacts between the Purchaser, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I, and the Company concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. To the best knowledge of the Purchaser, none of the foregoing entities or individuals has, within the last five years, been convicted in a criminal proceeding, or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   Prior to discontinuing the operations of Rare Medium, Inc. and other Internet professional services subsidiaries of the Company at the end of the third quarter of 2001, from time to time, Rare Medium, Inc. and certain other Internet professional services subsidiaries provided Internet related professional advisory and consultative services, in the ordinary course of business and on terms believed to be comparable to those obtainable by third parties, to portfolio companies in which the Purchaser or its affiliates have an investment or in which they have considered investing.

   On August 22, 2000, the Company issued 12,709,499 shares of Common Stock to the Apollo Stockholders as a result of a cashless exercise of all series 1-A warrants outstanding at that time. The effective exercise price at the time of exercise was $0.01 per share. The Company withheld 9,986 shares of Common Stock as payment of the aggregate exercise price.

Section 9.  Source and Amount of Funds.

   The Offer is not conditioned upon any financing arrangements. The Purchaser estimates that the total amount of funds required by the Purchaser to purchase 15,002,909 shares of Common Stock will be approximately $4,200,814.50 plus reasonable and customary fees and expenses incurred in connection with the Offer. The Purchaser intends to finance the Offer through contributions of capital in the ordinary course of business in cash by Apollo Fund IV. Apollo Fund IV will invest in all of the membership interests using its committed pool of capital.

Section 10. Background and Purpose of the Offer; Certain Agreements; Plans for the Company.

Background and Purpose of the Offer.

   The Purchaser is making the Offer pursuant to the Settlement Agreement relating to the putative class action suit, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879-NC, brought by holders of the Company's Common Stock challenging the Company's previously proposed plan of merger with Motient Corporation, which has been terminated.

The Company, the members of its board of directors, the Apollo Stockholders and certain of their affiliates, and Motient Corporation and a subsidiary thereof were named as defendants in the litigation. On March 24, 2002, the board of directors of the Company approved the Settlement Agreement and the Investment Agreement. In connection with the Settlement Agreement, the Company entered into the Investment Agreement pursuant to which among other things, the Apollo Stockholders agreed to purchase 38,765,848 shares of the Company's Non-Voting Stock and to commence the Offer. The Offer is intended to provide additional liquidity for the Company's common stockholders and, thereby, provide near-term support for the market price of the Company's Common Stock in light of the Company's recently announced one for ten reverse stock split. Similarly, although the Purchaser has no specific plans and is unaware of specific plans by the Company with respect to the potential business objectives and strategies, there can be no assurance that a transaction relating to the Company's portfolio investments or the Company itself will not develop in the short or long term affecting the value of an investment in the Company. Although no assurance can be given, if the business strategy of the MSV Joint Venture is successful, the Company's investment in the MSV Joint Venture could appreciate. The Apollo Stockholders also are causing the Offer to be made by the Purchaser for investment purposes to realize appreciation on their portfolio investments consistent with their investment objectives.

The Investment Agreement.

   The following is a summary of the material terms of the Investment Agreement. The summary is qualified in its entirety by reference to the Investment Agreement, a copy of which has been filed with the Commission as an exhibit to the Tender Offer Statement on Schedule TO filed by the Purchaser (the "Schedule TO"). The Investment Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company--Available Information," except that it may not be available at the regional office of the Commission.

   Tender Offer. The Apollo Stockholders agreed to commence, as promptly as practicable, a tender offer for up to 15,002,909 shares of Common Stock at a price per share equal to 105% of the average closing prices of the Common Stock on the Nasdaq National Market for the five trading days prior to the commencement of the tender offer, but in no event more than $0.33 per share or less than $0.23 per share.

   Rights Offering. The Investment Agreement provides that the Company will consummate a rights offering in which it will distribute to securityholders of the Company one non-transferable right for each share of Common Stock, each share of Common Stock into which the Preferred Stock is convertible and each share of Common Stock into which the Warrants are exercisable, after giving effect to the cancellation of 20% of the Warrants in connection with the Settlement Agreement. Each right will entitle the holder the right to purchase one additional share of Common Stock, or, in the case of the Apollo Stockholders, Non-Voting Common Stock, at a subscription price per share equal to 85% of the average closing prices of the Common Stock on Nasdaq National Market for a number of trading days to be established in good faith by the Company's board of directors at the time the rights offering is commenced. This subscription price will be no more than $0.33 and no less than $0.18 per share. All participating securityholders will also have an oversubscription right to acquire their pro rata portion of any shares that are not purchased by other securityholders. The rights offering will remain open for at least 20 business days. The Investment Agreement also requires the Company to file promptly with the Commission a registration statement covering the issuance of the rights and the shares of Common Stock to be issued upon exercise of the rights.

   Advance Purchase. The Investment Agreement requires the Apollo Stockholders to purchase, and the Apollo Stockholders have purchased, in advance the 38,765,848 shares that they would otherwise have been entitled to purchase in the rights offering, although in the form of Non-Voting Common Stock instead of Common Stock (the "Advance Purchase"). The Apollo Stockholders paid $0.255 per share of Non-Voting Common Stock for an aggregate amount of $9,885,291. The purchase price paid by the Apollo Stockholders in the Advance Purchase will be adjusted at the time of the rights offering to equal the subscription price to be established for the rights offering. The Apollo Stockholders will be permitted to exercise their oversubscription privilege in the rights offering, provided, however, that their pro-rata portion will be determined as if the Apollo Stockholders had only purchased 12,709,499 shares of Non-Voting Common Stock in the Advance Purchase. If the rights offering does not occur on or prior to June 30, 2003 or is not approved at the special meeting, then a committee consisting of all the independent directors of the Company desiring to serve on such committee may elect to cause the Advance Purchase to be rescinded.

   Special Meeting of Stockholders and Reverse Stock Split. The Company will call a special meeting and will submit to a vote of the stockholders of the Company proposals regarding (i) an amendment to the Company's restated certificate of incorporation in order to effect a one for ten reverse stock split, (ii) the issuance of shares of Common Stock and Non-Voting Common Stock to be issued in connection with the rights offering, and (iii) the exchange of Common Stock for Non-Voting Common Stock, on a one for one basis, under the circumstances described in the following sentence. If approved by stockholders, the exchange proposals would require the Company to exchange Common Stock for Non-Voting Common Stock (a) if an Apollo Stockholder transfers shares of Non-Voting Common Stock in an amount not to exceed more than 10% of the voting power of the Company and the transferee, after giving effect to the transfer, will not beneficially own more than 15% of the voting power of the Company, and
(b) if an Apollo Shareholder seeks to exchange Non-Voting Common Stock for Common Stock provided that, after giving effect to the exchange, the Apollo Stockholders collectively will not own more than 29.9% of the voting power of the Company. On March 24, 2002, the board of directors of the Company declared that the reverse stock split, the rights offering, and the exchange of Common Stock for Non-Voting Common Stock by the Apollo Stockholders are advisable and in the best interests of the Company and its stockholders, and have recommended that the stockholders approve the proposals submitted for a vote at the special meeting.

   Amendment to Rights of Apollo Stockholders. On the date that the final judgment approving the Settlement Agreement becomes final and non-appealable, the Apollo Stockholders have agreed (i) to surrender for cancellation 2,752,452 Warrants, (ii) to waive their right to elect to have the dividends on the Preferred Stock paid in cash, and not in kind, for any dividend date occurring after June 30, 2002 and on or prior to June 30, 2004, and (iii) to vote to elect two independent directors to the Company's board of directors for the succeeding five-year period.

   Additionally, the Apollo Stockholders agreed (i) to waive their right to an adjustment in the conversion price of the Preferred Stock and the exercise price of the Warrants with respect to certain issuances of stock in the rights offering, (ii) to vote in favor of the proposals at the special meeting, provided, however, that any shares of Common Stock purchased pursuant to the Offer will be voted pro rata with all other votes cast at the special meeting by the holders of Common Stock, (iii) to certain transfer restrictions until the record date of the special meeting, (iv) to waive their right to purchase all unexercised rights in the rights offering, and (v) to vote the shares of Common Stock purchased pursuant to the Offer at any meeting of the stockholders of the Company (or any action by written consent in lieu thereof) pro rata with all other votes cast at such meeting (or by written consent) by the holders of the Common Stock.

   Indemnification. The Investment Agreement provides that the Company will indemnify, save and hold harmless each and all of the Apollo Stockholders, and each and all of their respective directors, officers, stockholders, employees, partners, members, managers, representatives, affiliates, attorneys and agents and each and all of their respective heirs, successors, legal administrators and permitted assigns (the "Indemnitees") from and against any and all liability, loss, cost, damage, reasonable attorneys' and accountants' fees and expenses, court costs and all other out-of-pocket expenses incurred by any or all of the Indemnitees in connection with or arising from the execution, delivery and performance by the Company of the Investment Agreement and the transactions contemplated by the Investment Agreement, except to the extent of any willful misconduct or gross negligence of the Indemnitees. The indemnification provision is in addition to the rights of each and all of the Indemnitees to bring an action against the Company for breach of any term of the Investment Agreement.

   Fees and Expenses. The Company will pay all of the reasonable legal expenses incurred by the Apollo Stockholders in connection with the preparation and negotiation of the Investment Agreement and documents prepared in connection with, the special meeting or otherwise under the Investment Agreement.

Plans for the Company.

   As of the date of this Offer to Purchase, and except as otherwise described herein, neither the Purchaser, nor to the best knowledge of the Purchaser, any of the persons or entities listed on Schedule I, nor any affiliate of the Purchaser, has any plans or proposals with respect to the Company that relate or would result in:

      (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

      (iv) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer;

      (v) any other material change in the Company's corporate structure or business;

      (vi) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or

      (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

   The Purchaser and its affiliates reserve the right to change their plans and intentions at any time, as it deems appropriate. Such changes could include, among other things, proposing a restructuring of the Company through changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve proposing to consolidate and streamline certain operations and reorganize other businesses and operations.

Section 11.  Effects of the Offer on the Market for the Shares of Common Stock

   The purchase of any shares of Common Stock by the Purchaser pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly and may reduce the number of Holders, which could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public. The Purchaser expects the Common Stock to continue to be registered under the Exchange Act and traded on the Nasdaq National Market after the completion of the Offer.

Section 12.  Conditions of the Offer.

   Notwithstanding any other provisions of the Offer, the Purchaser may terminate, amend or extend the Offer or postpone the acceptance for payment for Common Stock if (i) the Investment Agreement (other than due to actions by the Apollo Stockholders) is not in full force and effect, or (ii) at any time on or after April 2, 2002 and prior to the expiration of the Offer, any of the following events will occur:

   (a) there will be instituted or pending or threatened by or before any governmental entity any suit, action or proceeding which (i) (A) seeks to impose material limitations on the ability of the Purchaser to pay for or purchase some or all of the shares of Common Stock tendered pursuant to the Offer, or seeks to obtain from the Purchaser or (B) renders the Purchaser unable to accept for payment, pay for or purchase some or all of the shares of Common Stock tendered pursuant to the Offer, (ii) seeks to restrain or prohibit the making or consummation of the Offer or the performance of any of the transactions contemplated by the Investment Agreement, (iii) challenges the acquisition by the Purchaser of any shares of Common Stock tendered pursuant to the Offer or (iv) challenges the validity or enforceability of the Investment Agreement or the Settlement Agreement;

   (b) there will have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued by any governmental entity applicable to the Offer which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

   (c) the representations and warranties of the Company set forth in the Investment Agreement will not be true and accurate in all respects, in each instance as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), and the effect thereof, either individually or in the aggregate, is a material adverse effect, or the Company will have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Investment Agreement to be performed or complied with by it;

   (d) the Company and the Purchaser agree to the termination of the Offer; or

   (e) there will have occurred (i) any general suspension of trading in securities on Nasdaq National Market which suspension or limitation will continue for at least three (3) consecutive trading days, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory).

that, in the reasonable judgment of the Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for the shares of Common Stock.

   The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer in its reasonable discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
Section 13.  Certain Legal Matters; Regulatory Approvals.

Legal Matters.

   General. Except as otherwise disclosed herein, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of shares of Common Stock by the Purchaser pursuant to the Offer or otherwise, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares of Common Stock by the Purchaser as contemplated herein, other than as described below under "Regulatory Approvals." Should any such approval or other action be required, the Purchaser currently contemplates that it would seek such approval or action. The Purchaser's obligation under the Offer to accept for payment and pay for shares of Common Stock is subject to certain conditions. See Section 12--"Conditions of the Offer." While, except as described in this Offer to Purchase, the Purchaser does not currently intend to delay the acceptance for payment of shares of Common Stock tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or the Purchaser or that certain parts of the businesses of the Company or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken.

   State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder. The board of directors of the Company approved the transaction in which the Apollo Stockholders became "interested stockholders" of the Company. Consequently, Section 203 shall not prevent any business combination between the Company and the Purchaser and/or its affiliates, including the Offer.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

   The Purchaser does not believe that any state takeover statutes apply to the Offer. The Purchaser has not currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities.

   In addition, if enjoined, the Purchaser might be unable to accept for payment any shares of Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any shares of Common Stock tendered. See
Section 12--"Conditions of the Offer."

   Appraisal Rights. No appraisal rights are available under the Delaware General Corporate Law in connection with the Offer.

Regulatory Approvals.

   Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder applicable to the Offer, an acquiring person and the person whose voting securities are being acquired in a tender offer may be required to make an HSR Act filing by filing a Notification and Report Form with respect to the tender offer if the acquiring person or the person whose voting securities are being acquired is engaged in commerce or in any activity affecting commerce and either: (i) as a result of such acquisition, the acquiring person would hold an aggregate total amount of the voting securities and assets of the acquired person in excess of $200 million, or (ii) as a result of such acquisition, the acquiring person would hold an aggregate total amount of the voting securities and assets of the acquired person greater than $50 million and less than or equal to $200 million and (A) any voting securities or assets of a person engaged in manufacturing which has annual net sales or total assets of $10 million or more are being acquired by any person which has total assets or annual net sales of $100 million or more, (B) any voting securities or assets of a person not engaged in manufacturing which has total assets of $10 million or more are being acquired by any person which has total assets or annual net sales of $100 million or more, or (C) any voting securities or assets of a person with annual net sales or total assets of $100 million or more are being acquired by any person which has total assets or annual net sales of $10 million or more.

   An HSR Notification and Report Form is not required for this Offer because Apollo Fund IV previously filed and obtained the appropriate clearances. Nevertheless, the Federal Trade Commission (the "FTC") and the Antitrust Division may scrutinize the legality of transactions such as Purchaser's proposed acquisition of the shares of Common Stock pursuant to the Offer under the antitrust laws. If the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. At any time before or after the Purchaser's purchase of shares of Common Stock pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking the divestiture of shares of Common Stock acquired by the Purchaser or the divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

Section 14.  Fees and Expenses.

   Except as set forth below, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Common Stock pursuant to the Offer.

   The Purchaser has retained Jefferies & Company, Inc. to act as Dealer Manager in connection with the Offer. The Dealer Manager will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify the Dealer Manager and certain related persons against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws. At any time, the Dealer Manager, and its affiliates, may actively trade shares of Common Stock for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in the Common Stock.

   The Purchaser has also retained American Stock Transfer & Trust Company to act as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

   In addition, the Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

   Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

Section 15.  Miscellaneous.

   The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Offer or the acceptance of shares of Common Stock would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   The Purchaser has filed with the Commission the Schedule TO, together with exhibits, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7--"Certain Information Concerning the Company--Available Information" (except that they may not be available at the regional offices of the Commission).

                                          AP/RM ACQUISITION, LLC

April 9, 2002

                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      APOLLO CAPITAL MANAGEMENT IV, INC.
                          AND AIF IV MANAGEMENT, INC.

   The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Apollo Capital Management IV, Inc. and AIF IV Management, Inc.

      . The business address of each person is 1301 Avenue of the Americas, 38/th/ Floor, New York, NY 10019.

      . All directors and officers listed below are citizens of the United States. Directors are identified with an asterisk.

                                                     Present Principal Occupation or
Name                                           Employment and Five-Year Employment History
----                                           -------------------------------------------
*Leon D. Black      President of Apollo Capital Management IV, Inc. and AIF IV Management, Inc.

                    Mr. Black co-founded Apollo Advisors, L.P. in 1990, Apollo Advisors II, L.P. in 1995, Apollo
                    Advisors III, L.P. in 1995 and Apollo Advisors IV, L.P. in 1997 (collectively, "Apollo I-IV"), which serve as the general partners of Apollo Investment Fund I, L.P., Apollo Investment Fund II,
                    L.P., Apollo Investment Fund III, L.P. and Apollo Investment Fund IV, L.P., respectively.

*John J. Hannan     Vice President of Apollo Capital Management IV, Inc. and Vice President and Assistant Secretary
                    of AIF IV Management, Inc.

                    Mr. Hannan co-founded Apollo I-IV in 1990, which serve as the general partners of Apollo
                    Investment Fund I, L.P., Apollo Investment Fund II, L.P., Apollo Investment Fund III, L.P. and
                    Apollo Investment Fund IV, L.P., respectively.

   Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for shares of Common Stock and any other required documents should be sent or delivered by each stockholder of Rare Medium Group, Inc. or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                       The Depositary for the Offer is:

                    American Stock Transfer & Trust Company

                     By Mail:         By Hand or Overnight Courier:

                  59 Maiden Lane             59 Maiden Lane
             New York, New York 10038   New York, New York 10038
                  (800) 937-5449             (800) 937-5449

                                 By Facsimile:

                       (For Eligible Institutions Only)
                                (718) 236-2641

                          For Confirmation Telephone:

                                (800) 937-5449

   Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective locations and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:


                                [LOGO] Innisfree

                        501 Madison Avenue, 20th Floor
                           New York, New York 10022

                        Banks and Brokers Call Collect:
                                (212) 750-5833

                       All Others Please Call Toll-Free:
                                (888) 750-5834

                     The Dealer Manager for the Offer is:

                           Jefferies & Company, Inc.
                        520 Madison Avenue, 12th Floor
                           New York, New York 10022
                             Call: (212) 284-2112